

May 20, 2021

Kevin "Duke" Pitts
President
Healthy Extracts Inc.
6445 South Tenaya Way, Suite B110
Las Vegas, NV 89113

> **Re: Healthy Extracts Inc.**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed May 7, 2021**
> **File No. 024-11481**

Dear Mr. Pitts:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 7, 2021 letter.

Amendment No. 1 to Offering Statement on Form 1-A

Business, page 25

1. We note your response to prior comment 9 regarding the scope of UPN's business activities. Please include the response as disclosure in the filing.

Certain Relationships and Related Transactions, and Director Independence, page 36

2. Please disclose how the following persons are related parties: First Capital Properties LLC, Innovation Group Holdings, LLC, Logan B. Decker, and Shelton S. Decker.

Consolidated Statement of Operations, page F-3

3.   We note that you continue to present Impairment of Assets as Other Income (Expense). We repeat our prior comment 13 to revise your statement of operations to show Impairment of Assets as an Operating expense.

Consolidated Statement of Cash Flows, page F-4

4.   We note you made an immaterial change to the purchase of BergaMet in response to prior comment 14. It continues to appear that the amounts presented in your statement of cash flows for the purchase of BergaMet in 2019 and UBN in 2020 are not the amount you paid in cash for the acquisitions, net of cash received. Please provide us with a reconciliation of the amounts presented in your statement of cash flows to the disclosures in Note 9 on page F-15. Refer to ASC 230-10-50-4 and 50-5.

Notes to Consolidated Financial Statements, page F-6

5.   We note your responses to prior comment 15 through 20 states that revisions were made to your filing, however, no changes were noted in your disclosures. Please make the revisions that you noted in this response letter.

Exhibits

6.   Section 10 of the subscription agreement filed as Exhibit 4 states that, "The Purchaser (i) irrevocably submits to the non-exclusive jurisdiction and venue of the courts of the State of Nevada in any action arising out of this Subscription Agreement and the Offering Circular..." It appears that this provision is intended to provide for exclusive jurisdiction and venue of the courts of the State of Nevada rather than non-exclusive jurisdiction and venue. Please advise and provide appropriate disclosure.

General

7.   Your signature page is not dated. Please ensure your next amended filing is signed and dated.

You may contact Ryan Rohn, Senior Staff Accountant, at 202-551-3739 or Stephen Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs, Special Counsel, at 202-551-3350 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Brian A. Lebrecht, Esq.